# Starboard Ventures LLC

## Financial Statements

For January 1, 2024 - September 10, 2024

*Unaudited*

Starboard Ventures LLC
Balance Sheet

| Financials Statements - Starboard Ventures, LLC | Unaudited |
|---|---|

| | |
|---|---|
| Company's legal name: | Starboard Ventures, LLC |
| Formation Date | 31-Jan-20 |
| Period Covered: | 1-Jan-24 to 10-Sep-24 |

**USD$'000**

| Balance Sheet | Sep 10, 2024 |
|---|---|
| **Assets** | |
| **Current assets:** | |
| Cash and cash equivalents | $6.4 |
| Accounts receivable | |
| Prepaid expenses and other assets | |
| **Total current assets** | **$6.4** |
| Property and equipment - net | |
| **Total assets** | **$6.4** |
| **Liabilities and Stockholders' Equity** | |
| **Current liabilities:** | |
| Accounts payable | |
| Accrued expenses | |
| Deferred revenue and other liabilities | |
| **Total current liabilities** | **$0.0** |
| Convertible notes (if any) | |
| Other long term liabilities | |
| **Total liabilities** | **$0.0** |
| **Capital:** | |
| Contributed Capital | $45.7 |
| Member Distribution | -$39.3 |
| | |
| | |
| **Total Capital:** | **$6.4** |
| **Total liabilities and Capital:** | **$6.4** |

Starboard Ventures LLC
Income Statement

| Income Statement | Nine Months Ended Sep, 2024 |
|---|---|
| Revenue - net | |
| Cost of revenue | |
| Gross profit/loss | **$0.0** |
| Operating expenses | $29.3 |
| Operating profit/loss | **-$29.3** |
| Other income/expense | |
| Net profit/loss | **-$29.3** |

Starboard Ventures LLC
Statement of Cash Flows

| Statement of Cash Flows | Nine Months Ended Sep, 2024 |
|---|---|
| Cash flows from operating activities | -$29.3 |
| Cash flows from financing activities | $35.7 |
| Cash flows from investing activities | $0.0 |
| | |
| Cash at beginning of period | $0.0 |
| Net increase/decrease in cash | **$6.4** |
| Cash at the end of period | **$6.4** |

*Unaudited*

Starboard Ventures LLC
Statement of Changes in Capital Account

| Statement of Changes in Capital Account | Nine Months Ended Sep, 2024 |
|---|---|
| Opening Balance | $0.0 |
| Net profit/loss | -$29.3 |
| Contributed Capital | $35.7 |
| | |
| Ending Balance | $6.4 |

*Unaudited*

Starboard Ventures LLC
Notes to the Financial Statements
For January 1, 2024 - September 10, 2024
$USD

## 1. ORGANIZATION AND PURPOSE

Starboard Ventures LLC (the "Company") is a limited liability company organized on January 31, 2020 under the laws of the State of California. The Company was engaged in the design, development, and commercialization of software applications and related services targeting the leisure travel market. The Company's platform leverages modern cloud-based architecture, personalized traveler insights and AI capabilities to deliver intuitive digital tools that enhance the end-to-end travel experience for content creators and consumers, including trip planning, itinerary management, destination discovery, and booking facilitation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions occurring after the period end date of September 10, 2024 through the date these financial statements were available to be issued.

On September 10, 2024, the Company transferred substantially all of its assets and operations to Tripmix Inc., a Delaware corporation incorporated on June 21, 2024 and operated by the same founding members of the Company. Following this transfer, Starboard Ventures LLC ceased all active business operations. The transfer was not conducted on an arm's-length basis and was made among commonly controlled parties. Tripmix Inc. has assumed responsibility for all ongoing operations previously conducted by the Company.

These financial statements represent the final financial period of Starboard Ventures LLC.

## 5. RELATED PARTY TRANSACTIONS

During the period January 1, 2024 through September 10, 2024, the Company's members — who are also the founders and controlling owners of Tripmix Inc. — contributed $35,700 in capital to fund the Company's operations. Since inception, cumulative member contributions totaled $45,700.

Additionally, $39,300 in member distributions were made to the Company's founding members in periods prior to January 1, 2024. These distributions were not made on an arm's-length basis.

On September 10, 2024, the Company transferred its assets and operations to Tripmix Inc., a related party under common ownership. See Subsequent Events for further detail.

## 6. SUCCESSOR ENTITY - TRIPMIX INC.

Tripmix Inc. is a Delaware corporation incorporated on June 21, 2024 and serves as the successor entity to Starboard Ventures LLC. Tripmix Inc. is owned and operated by the same founders who organized Starboard Ventures LLC on January 31, 2020. The financial statements of Tripmix Inc. reflect the continuation of the business operations previously conducted under Starboard Ventures LLC and should be read in conjunction with these financial statements for a complete understanding of the Company's operating history.